Exhibit 19.1

Insider Trading Policy

Introduction

This Insider Trading Policy (the “Policy”) provides guidelines to employees, officers and directors of The Joint Corp. (the “Company” or “The Joint”) with respect to transactions in the Company’s securities. The Company has adopted this policy and the procedures set forth herein to help prevent insider trading and to assist the Company’s employees, officers and directors in complying with their obligations under the federal securities laws. Employees, officers and directors are individually responsible for understanding and complying with this Policy.

Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including common stock, restricted stock, restricted stock units, options and warrants to purchase common stock and any other debt or equity securities the Company may issue from time to time, such as bonds, preferred stock and convertible debentures, as well as to derivative securities relating to the Company’s securities, whether or not issued by the Company, such as exchange-traded options (collectively “The Joint Securities”). It applies to all employees, officers and directors of the Company and members of their immediate families who reside with them or anyone else who lives in their household and family members who live elsewhere but whose transactions in Company securities are directed by such employees, officers and directors or subject to their influence and control (collectively referred to as “Family Members”). This Policy also applies to any entities that you influence or control, including any corporations, partnerships or trusts (“Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also imposes specific blackout periods on officers, directors and certain other designated employees who receive or have access to Material Nonpublic Information (as defined below) regarding the Company. The Joint has also implemented a separate Trading Preclearance Policy for executive officers, directors and other persons (such as contractors or consultants who have access to Material Nonpublic Information, (each a “Designated Person”) designated by The Joint’s President and Chief Executive Officer (“CEO”) as being subject to The Joint’s Trading Preclearance Policy who are subject to the reporting provisions and trading restrictions of Section 16 of the Securities Exchange Act of 1934, as amended.

The United States securities laws make it a criminal offense for you to purchase, sell or otherwise dispose of The Joint Securities while in possession of material nonpublic or “inside” information. In order to ensure compliance with these laws, The Joint prohibits all corporate officers, directors and employees from trading in The Joint Securities, and from recommending the purchase or sale of The Joint Securities, when in possession of Material Nonpublic Information.

Exhibit 19.1
Generally, you may not (1) buy, sell otherwise dispose of The Joint Securities on the basis of or when you are in possession of Material Nonpublic Information, (2) disclose or “tip” Material Nonpublic Information to others or recommend the purchase or sale of The Joint Securities on the basis of or when in possession of such information, or (3) assist someone who is engaged in any of these activities.

Definition of “Material Nonpublic Information”

It is not possible to define all categories of material information. However, information should be regarded as material if there is a substantial likelihood that it would be considered important to a reasonable investor in making a voting decision or an investment decision to buy, hold or sell securities. Any information that could be expected to affect the market price of The Joint Securities, whether such information is positive or negative, should be considered material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions as to the materiality of particular information should be resolved in favor of materiality, and trading should be avoided. Additionally, officers, directors and employees are subject to the Blackout Period provisions described below.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

•Financial results;
•Projections of future earnings or losses;
•News of a pending or proposed merger, acquisition or tender offer;
•News of a pending or proposed acquisition or disposition of significant assets;
•Actions of regulatory agencies;
•News of a pending or proposed acquisition or disposition of a subsidiary;
•Impending bankruptcy or financial liquidity problems;
•Gain or loss of a significant customer or supplier;
•Significant energy generation or supply problems;
•Significant pricing changes;
•Stock splits and stock repurchase programs;
•New equity or debt offerings;
•Significant litigation exposure due to actual or threatened litigation; and
•Changes in senior management.

“Material Nonpublic Information” is material information that has not been previously disclosed to the general public through a press release or securities filings and is otherwise not available to the general public. Information contained in filings with the U.S. Securities and Exchange Commission (the “SEC”) and press releases is generally considered public information. Information about undisclosed financial results or a possible significant acquisition, for example, is not public information when that information is obtained through your employment. You should consider information to be “non-public” until the close of the second (2nd) trading day after such information has been disseminated widely to the general public through press releases, news tickers, newspaper items, current, quarterly or annual reports filed with the SEC or other widely disseminated means.

In addition to any civil or criminal penalties that may be imposed by others for insider trading, willful violation of this policy and its procedures may constitute grounds for dismissal.

The procedures regarding securities trading outlined below are designed to deter and, where possible, to prevent such improper trading.

Exhibit 19.1
Prohibitions

If you are aware of any Material Nonpublic Information concerning The Joint, you may not engage in any transaction in The Joint Securities, including any offer to purchase or sell, during any period commencing with the date that you obtain such Material Nonpublic Information and ending at the close of the second (2nd) trading day following the date of public disclosure of that information. Similarly, if you have Material Nonpublic Information about another company because of something you learn as an employee of The Joint (for example, that The Joint is in negotiations to acquire a division of that company), you may not purchase, sell or otherwise dispose of the other company’s securities until the information you have becomes public.

You may not disclose (“tip”) Material Nonpublic Information to any other person where that person may be in a position to use the information to his or her benefit by trading in The Joint Securities. You may not make any recommendations or express any opinions as to trading in The Joint Securities to any other person on the basis or when you are in possession of Material Nonpublic Information. This prohibition on tipping applies to any investment club of which you are a member. An investment club is a group of people who pool their funds to make investments. Because of the complicated securities law issues that might arise if any investment club of which you are a member invests in The Joint Securities, we strongly encourage you to tell the investment club that it may not invest in The Joint Securities.

Earnings Blackouts. The period prior to the release of The Joint’s 10-Q/K filings for each calendar quarter (or for the year, in the case of earnings for the fourth quarter, which are not released prior to the release of earnings for the year as a whole) is especially sensitive in terms of avoiding trading on inside information. This sensitivity results from an increased visibility of inside information within The Joint as to the prior quarter’s earnings during this period. For this reason, The Joint prohibits all corporate officers and directors and all employees from trading in The Joint Securities beginning on the first day of a calendar quarter and ending at the close of the second trading day after The Joint’s quarterly or annual (as applicable) reports are filed with the SEC (each, a “Blackout Period”). The Joint’s prohibition against trading during the Blackout Period also prohibits the fulfillment of “limit orders” by any broker for officers, directors or employees, and the brokers with whom any such “limit order” is placed must be informed of such prohibition at the time such “limit order” is placed. However, your ability to engage in transactions in The Joint Securities during Window Periods (i.e., periods that are not Blackout Periods) is not automatic or absolute, since you may not make trades during a Window Period if you possess Material Nonpublic Information.

Regularly scheduled Blackout Periods begin April 1, July 1, October 1 and January 1 and end on the close of the second trading day after quarterly or annual reports are filed with the SEC. For example, the Blackout Period for first quarter 202X earnings expected to be filed with the SEC on Friday, May 9, 202X, begins on April 1, 202X and ends at the close of Tuesday, May 13, 202X.

From time to time and upon notice, The Joint may implement additional Blackout Periods or expand the definition of Covered Insiders to include additional persons or groups who may be in possession of non-public information regarding potentially significant matters.

Gifts

You may not make a gift of The Joint Securities to any charitable institution during a Blackout Period or when you are in possession of Material Inside Information. However, a bona fide gift of The Joint Securities to a Family Member or a family trust that you control is not subject to the prohibitions of this Policy and may be made at any time.

If You Leave the Company

Exhibit 19.1

If at the time you cease to be an officer, director or employee of The Joint and you are in possession of Material Nonpublic Information, you must wait until such information becomes public before trading in The Joint Securities. Additionally, you must wait until the end of any Blackout Period in effect at the time of your departure to trade in The Joint Securities.
ANY PERSON WHO POSSESSES MATERIAL, NON-PUBLIC INFORMATION AT ANY TIME, INCLUDING DURING ANY PERIOD THAT IS NOT A BLACKOUT PERIOD, SHOULD NOT ENGAGE IN ANY TRANSACTION INVOLVING THE JOINT SECURITIES.

Exceptions to the Prohibitions on Trading

These guidelines apply to all purchases and sales trading in The Joint Securities with the following exceptions:

• the exercise of an option granted under one of our stock option plans where the exercise price is paid in cash (but the guidelines do apply to the subsequent sale of the option shares, including the concurrent sale of stock pay the exercise price in a “cashless”
transaction).

• trades in accordance with 10b5-1 plans that have been pre-approved by the CEO.

While these transactions are exceptions to this Policy’s prohibitions on trading in The Joint Securities, an executive officer, director, or Designated Person contemplating such a transaction should still pre-clear a proposed exercise of an option or trade in accordance with a 10b5-1 plan, in accordance with The Joint’s Trading Preclearance Policy.

Inquiries

If you contemplate trading in The Joint Securities when otherwise permitted but are uncertain if specific information about The Joint that you possess is material nonpublic information, you should feel free to ask the Company’s CEO opinion whether your trade would violate The Joint’s trading guidelines. The CEO will consult with The Joint’s counsel before expressing an opinion.
Keep in mind, though, that the CEO’s and counsel’s opinions are not a personal or The Joint guarantee that you won’t be violating the United States securities laws by going ahead. It is simply their assurance to you that you won’t be violating The Joint’s trading guidelines by doing so.

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